



Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

2,182 unique investors already invested in the Yieldstreet Prism Fund

Yieldstreet Prism Fund

With a single investment, the Yieldstreet Prism Fund allows you to build a fixed-income portfolio, spread across multiple asset classes selected by Yieldstreet. Since the initial offering on March 11, 2020, the Fund has raised over $49 million. Currently, the Fund has holdings in six asset classes: Art, Commercial, Consumer, Legal, Real Estate, and is also invested in Corporate preferred bonds.

Distribution rate	Fund termination date[2]	Minimum investment
8%[1]	March 2024	$1k

Invest here

No offers will be made to or accepted from investors residing in or located in NE or ND at this time[6]

Quarterly distributions may exceed the Fund's earnings, which may cause a portion of the Fund's distributions to be a return of the money originally invested[1]

Highlights

Your portfolio builder

With one allocation, you invest across multiple alternative asset classes, adding diversification to your overall investment portfolio.[7] See the Fund's top holdings.

Exclusive access

Yieldstreet strives to bring investors innovative and exclusive investing opportunities. Access to the Fund, which is focused on income generation, is available exclusively, at Yieldstreet.

Quarterly distributions

Distributions are expected to be made to investors quarterly, subject to the authorization of the Fund's Board of Directors. The first three distributions were paid in June, September, and December of 2020. The next distribution is expected to be paid on March 17, 2021.[1]

Option for limited liquidity

Beginning June 2021, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from existing investors, subject to approval by the Fund's Board of Directors and to certain limitations outlined in the Fund's prospectus.[3]

Distribution Reinvestment

Investors may opt in to automatically reinvest their cash distributions back into the Fund through our Dividend Reinvestment Program (DRIP) and may adjust this setting at any time in the settings of their Investments under *View portfolio*.

Transparent fee structure

No load or redemption fees. Management fees and expenses are only charged on invested assets. No fees are charged for money in the Fund that is not invested. See fee summary here.

Please note that the investment process for the Yieldstreet Prism Fund is different from that of other Yieldstreet offerings. There is a period of time between when an investor submits their requested allocation to the Fund and when funds are withdrawn from their Yieldstreet Wallet and invested in the Fund. For additional detail, see the "How to invest" section below.

Investment summary

Weighted average portfolio yield

As of February 3, 2021, the weighted average yield of the Fund's assets, excluding cash and cash equivalents, was 8.57%. The weighted average yield was determined by computing the average yield on the Fund's investment portfolio, excluding cash and cash equivalents, weighted for the size of each portfolio investment.

Get to know the Fund

The Yieldstreet Prism Fund: A Deep

Schedule

Cash distribution schedule:	Quarterly
Fund termination date:[2]	March 2024
Anticipated repurchase offers schedule:[3]	Quarterly

Fee summary

Annual management fee:[4]	1.0%



Maximum annual administrative expense:[5]	0.5%
Annual leverage expense:[8]	-
Total fees:	1.5%

Management fees and administrative expenses are paid by the Fund and are not deducted from distributions.

Structure	
Tax document:	1099-DIV
Fund structure:	Closed-end fund

Fund Prospectus - What risks and other information should I consider?

To familiarize yourself with the details of the Yieldstreet Prism Fund and the risks associated therewith, prior to investing, we strongly suggest that you carefully review the Prospectus in full, including the risk factors section.

Download Prospectus

How will the Fund's assets be allocated?

The Fund's primary objective is to generate income for investors and, as a secondary objective, to achieve capital appreciation. To achieve this objective, the Fund allocates its assets with a focus on income, seeking asset-backed and cash-flow backed opportunities across asset classes.

A detailed overview of the investment strategy of the Fund can be viewed here.

Below is a snapshot of some of the current holdings of the Fund.



Art

The investment, originated by Athena Art Finance Corp., an affiliate of Yieldstreet, is secured by a diversified pool of fifteen blue-chip artworks. The investment has a minimum coupon of 8.25% per annum over a term of 36 months. In October, the Fund increased its original participation of $4.175M to $4.57M in order to finance the purchase of two new pieces of artwork collateral added to the pool.



Real Estate

The investment, originated by iBorrow, is secured by a newly-built co-living apartment property in Hollywood, California. The Fund's participation pays a coupon of 8.75% per annum (net of servicing fees to iBorrow) over a term of 24 months.



Legal

The investment, in a legal finance fund that invests in both individual and pools of legal finance transactions, has a targeted rate of return of 14% per annum, and will be entitled to additional interest if the legal finance fund's net returns, after repayment in full of principal, exceed 14%. In January 2021, the Fund increased its original participation by $505,300.50 for an aggregate investment of $3,805,300.50.



Commercial

The investment, originated by a firm that provides credit facilities to specialty finance companies, is a $475,000 participation in the sub-senior tranche of an $85M senior secured credit facility to a provider of merchant cash advances. This investment has a fixed coupon of 13.5% per annum over a term of 48 months, subject to extension.



Commercial (repaid in full)

The investment is a secured note with a first mortgage on a model home. The model home was built by one of the oldest franchisees of one of the largest independently owned and operated homebuilding companies in the United States. The secured note is interest only, with an interest rate equal to 8.99% per annum over a term of 17 months.



Commercial

The investment, originated by Align Business Finance, is a 50% participation interest in the current outstanding principal balance of an approximately $6M equipment loan to a company that owns and operates roughly 3,000 acres of fruit tree orchards and several facilities across CA, OR, and WA. The investment has a target interest rate of 10% per annum over a term of 21 months.

Commercial

This investment, originated by Align Business Finance, is a 50% participation interest in an equipment lease with an initial base value of approximately $4M and was provided to a Texas-based freight brokerage company offering transportation services including truckload, less than truckload, and intermodal services. The investment has a target interest rate of 10% per annum over a term of 34 months.

Consumer

The investment is a $1.45M assignment of the funded portion of a subordinated promissory note in a secured revolving credit facility of up to $165M. The facility is secured by a diversified pool of consumer loans. The subordinated promissory note is subordinated to a senior promissory note. The investment has a fixed coupon with a targeted rate of 12%. The initial term is 15 months (interest-only draw period), followed by up to 24 months of amortization. The initial term is subject to extension.

Consumer

The investment is a $5M multi-tranche term loan facility to Luther Appliance and Furniture Sales Acquisition, an online retailer of furniture, electronics, appliances and vacations that focuses on consumers who pay for their purchases under retail installment contracts. The company was acquired by a group of private investors in October of 2019. The new owners have made significant upgrades to the online sales portal. The investment has a target interest rate of 12% per annum (comprised of 10% per annum interest plus a 2% per annum management fee) and an initial term of 36 months.

The Fund's top 5 holdings

(as of 2/3/21)

Asset class	Value	Yield	% of Fund
Art	4,570,000	8.25%	9.18%
Consumer	4,000,000	13.00%	8.04%
Legal	3,805,300	14.00%	7.65%
Real Estate	3,000,000	8.75%	6.03%
Consumer	3,000,000	12.00%	6.03%

Current and future holdings are subject to change and risk. Figures are based on the Fund's net assets and unaudited values.

How to invest

Step 1

Prepare your account

In order to invest in the Yieldstreet Prism Fund, your investor account setup must be complete on Yieldstreet's website. We highly recommend pre-funding your Yieldstreet Wallet, as this helps to ensure a seamless investing process.

Step 2

Submit your Investment

Submit your desired allocation for the Yieldstreet Prism Fund. Funds will be pulled from your Yieldstreet Wallet a few days later. At times, we may temporarily stop taking in new investments. When this happens, you can expect it to reopen within a few days.

Step 3

Your investment becomes active

Once investor funds are pulled from the Yieldstreet Wallet, it takes approximately two business days for investments to be made in the Fund and for your investment to officially become active.

Invest in the Yieldstreet Prism Fund today

Investments will be accepted here

Resources

 Prospectus

 Yieldstreet Prism Fund FAQ

 Investment Strategy

Documents

Distribution Notice 19(a)1 for December 2020
Distribution Notice 19(a)1 for September 2020
Distribution Notice 19(a)1 for June 2020
Holdings as of September 30, 2020
Holdings as of June 30, 2020
Holdings as of March 31, 2020
Form 8937

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

1 Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, to be paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2 The Fund will cease investing and seek to liquidate its remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

3 The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board of Directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to no more than 20% of the weighted average number of shares outstanding [read more]

4 The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters.

5 The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) [read more]

6 The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota.

7 The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("'40 Act"), and is therefore not a '40 Act "diversified" product.

8 As a result of the continued change in market conditions, and our current investment strategy, we do not intend to use any leverage for our portfolio Investments for the next twelve (12) months following August 6, 2020, as documented in the Prospectus.

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300 Park Ave, 15th Floor, New York, NY 10022   844-943-5378   investments@yieldstreetprismfund.com

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2,182 unique investors already invested in the Yieldstreet Prism Fund

Yieldstreet Prism Fund has holdings in 6 asset classes - see Holdings here

Yieldstreet Prism Fund is open to all investors, with a $1k minimum investment

As of February 3, 2021, the weighted average yield of our assets, excluding cash and cash equivalents, was 8.57%